UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 12b-25

                                     Commission File Number 000-23291


                    NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended: September 30, 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: _______________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

                               DigiTEC 2000, Inc.
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                            Full Name of Registrant

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                           Former Name if Applicable


                               8 West 38th Street
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           Address of Principal Executive Office (Street and Number)


                               New York, NY 10018
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                            City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs extra time to complete the closing of its quarter ended September 30, 1997 due to recently completing the necessary requirements for the audit of the year ended June 30, 1997 consolidated financial statements.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


   Keith McGowan                                    (212)        782-0261
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended September 30, 1996, the Company reported revenues of $2,532,301 and a net loss of $388,684. This was primarily the result of one card program which failed and the Company having to replace prepaid cards sold to its customers from this program with cards from a new program. For the three months ended September 30, 1997, the Company had revenues of approximately $12,000,000. This change alone impacts the Company's gross margins and certain of its operating expenses.



                               DigiTEC 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  11/12/97                    By  /s/ Keith McGowan
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Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)